December 5th, 2013

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In accordance with section 10 of the Companies Act 1981 Credicorp Investments Ltd. by resolution and with the approval of the Registrar of Companies has changed its name and was registered as Credicorp Capital Ltd. on the 28th day of November 2013.

Credicorp Capital Ltd., a subsidiary of Credicorp Ltd., is the holding company of Credicorp Ltd.’s capital markets, asset management, and investment businesses in Latin America.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.